UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Commission File Number: 000-51378

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):  ☒ Form 10-K and Form 10-KSB    ☐ Form 20-F    ☐ Form 11-K

    ☐ Form 10-Q and Form 10-QSB   ☐ Form N-SAR

For Period Ended: March 31, 2007

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended :________________________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification related to a portion of the filing checked above, identify the item(s) to which the notification relates:

                   ________________________________________________________________

PART I
REGISTRANT INFORMATION

Full name of registrant:    Techprecision Corporation

Former name if applicable: ___________________________________________

Address of principal executive office: Bella Drive, Westminster, Massachusetts 01473

PART II
RULE 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c)has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The Company’s Annual Report on Form 10-KSB for the fiscal year ended March 31, 2007 cannot be filed within the prescribed time period because the Company requires additional time for the completion of the audited statements, including the note thereto to insure adequate disclosure of certain information required to be included in the Form 10-KSB. The Company’s Annual Report on Form 10-KSB will be filed on or before the 15th calendar day following the prescribed due date.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Mary Desmond, Chief Financial Officer, (978) 874-0591

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)

☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

______________________________________________________________
Techprecision Corporation
(Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 2, 2007	By:	/s/ Mary Desmond
Mary Desmond, Chief Financial Officer